SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For June 15, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of a communication recently filed by the Company with the the Chilean Superintendencia de Valores y Seguros.

[free English translation of Spanish original]

                                                        Santiago, June 8, 2004


Mr. Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance

                      Re: COMMUNICATES ESSENTIAL FACT
                          Chilesat Corp S.A. Registration in Securities Registry No. 0350


Dear Sir:

         In view of the provisions of article 9, paragraph two and article 10 of Law No. 18.045 and Section II of the General Regulation No. 30 of the Superintendency of Securities and Insurance, being expressly authorized by Chilesat Corp's (the "Company's") Board of Directors, in addition to what was informed by the letter dated April 29, 2004, I hereby inform said Superintendency of the following, in the nature of an essential fact:

         On April 29, 2004, both the Company and its controlling shareholders, Redes Opticas S.A. and Redes Opticas (Cayman) Corp., notified the
Superintendency of Securities and Insurance and the Stock Exchanges of the execution of a series of contracts by which Redes Opticas S.A. and Redes Opticas (Cayman) Corp. transferred their shares of the Company.

         By virtue of said contracts, Redes Opticas S.A. and Redes Opticas (Cayman) Corp. sold to Telmex Chile Holding S.A. 187,875,194 shares of Chilesat Corp S.A., which represent 40% of the total shares already issued and paid. Besides such sale contract, Redes Opticas S.A. and Telmex Chile Holding S.A. entered into an agreement entitled, "Promise to Execute a Public Bid for the Acquisition of Shares", in which they agreed to the following:

1) Telmex Chile Holding S.A. committed to carry out a Public Offer for the Acquisition of Shares, pursuant to Title XXV of Law No. 18.045, by virtue of which it agreed to offer to acquire 100% of the shares in which the capital of the Chilesat Corp S.A. is divided, and which do not belong to Telmex Chile Holding S.A.

2) Redes Opticas S.A. agreed to sell in said Public Bid, 213,379,654 shares of Chilesat Corp S.A., which represent 45.4301% of the total shares issued.

         According to the notice of the result of the Public Bid for the Acquisition of Shares of Chilesat Corp S.A., published by Telmex Chile Holding S.A., on June 6, 2004 in the newspapers El Mercurio and Las Ultimas Noticias, said Bid has been successful, and Telmex Chile Holding S.A. has accepted and acquired on said date 278,451,980 shares of Chilesat Corp S.A., which has permitted Telmex Chile Holding S.A. to reach the 99.28% stock participation of the capital of the Company.


Yours truly,




Alejandro Rojas Pinaud
Chief Executive Officer
Chilesat Corp S.A.


c.c.:    Santiago Stock Exchange
         Chilean Electronic Stock Exchange
         Valparaiso Stock Exchange

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  June 15, 2004